# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock GA Mortgage Trust, CIK 0001742952
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Ownership
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 05/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-158091
Filed by CIK 0001765518

## Reporting persons
- Manulife International Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 34,950,607; sole dispositive power 34,950,607; aggregate amount beneficially owned 34,950,607 (31% of the class)

## Item 1. Issuer
Name of issuer: John Hancock GA Mortgage Trust
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, MA 02116

## Item 2. Person Filing
Name of person filing: Manulife International Limited
Address of principal business office or, if none, residence:
22 F Manulife Financial Center, 223-231 Wai Yip Street
Kwun Tong Kowloon, K3 999077
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned: 34,950,607
Percent of class: 31%
Sole power to vote or to direct the vote: 34,950,607
Sole power to dispose or to direct the disposition: 34,950,607

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Manulife International Limited: /s/ Betsy Anne Seel, By Power of Attorney filed herewith (03/13/2025)